September 4, 2025

Securities and Exchange Commission

Office of Energy & Transportation

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	LaFayette Acquisition Corp. Draft Registration Statement on Form S-1 Submitted August 5, 2025 CIK No.: 0002079106

Dear Mr. Levenberg and Ms. Nicholson:

On behalf of LaFayette Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (CIK No. 0002079106). An electronic version of the Registration Statement on Form S-1 (CIK No. 0002079106) has been concurrently filed with the Commission through its EDGAR system. The Draft Registration Statement, as amended by the Registration Statement on Form S-1, is referred to as the “Registration Statement.”

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated August 29, 2025, relating to the Draft Registration Statement. For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold and italics herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Registration Statement.

Draft Registration Statement on Form S-1

Cover Page

1.	Please revise to identify the "qualified independent underwriter" you reference on the cover page.

Response: The Company has revised the disclosure on the cover page and elsewhere in the Registration Statement to identify the qualified independent underwriter.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Energy & Transportation

Division of Corporation Finance

September 4, 2025

Our Team, page 3

2.	We note your disclosure on page 102 that Lerer Hippeau Acquisition Corp. was unable to consummate an initial business combination and in 2023 determined to dissolve and liquidate. Please include such information in your disclosure on page 4 where you discuss the experience of Mr. Parsons as an independent director and Chair of the Audit Committee of such company.

Response: The Company has revised the disclosure on page 4 of the Registration Statement in response to the Staff’s comment.

Our Acquisition Process, page 8

3.	Please clarify your statement that you will use your management team’s “respective platforms" to identify potential targets and evaluate their strengths, weaknesses, and to determine the relative risk and return profile of any potential target for your business combination. Refer to Item 1602(b)(1) of Regulation S-K.

Response: The Company has revised the disclosure on page 8 of the Registration Statement in response to the Staff’s comment.

Our Sponsor, page 9

4.	Please revise your disclosure to describe the material roles and responsibilities of your sponsor, its affiliates, and any promoters in directing and managing your activities. Refer to Item 1603(a)(4) of Regulation S-K.

Response: The Company has revised the disclosure on page 9 of the Registration Statement in response to the Staff’s comment.

5.	We note your statement that your officers, as well as the non-managing members, will hold membership interests, directly or indirectly, in your sponsor. Please revise your disclosures as appropriate to identify the non-managing members and describe the nature and amount of their interests. Refer to Item 1603(a)(7) of Regulation S-K.

Response: The Company has revised the disclosure on page 9 of the Registration Statement to clarify that there are no persons other than the Company’s Chief Executive Officer with a direct or indirect material interest in the Company’s sponsor.

6.	Please ensure that your disclosure on page 10 regarding restrictions on transfer of the founder shares and private units (and the underlying securities) is consistent with your disclosure on page 110. For example, we note that you disclose on page 10 that transfers are permitted by private sales or transfers, in each case, made “in connection with” the consummation of your business combination at prices no greater than the price at which the securities were originally purchased. However, you disclose on page 110 that private sales or transfers may be made “at or prior to” the consummation of a business combination at prices no greater than the price at which the securities were originally purchased. Please revise.

Response: The Company has revised the disclosure on page 10 of the Registration Statement in response to the Staff’s comment.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Energy & Transportation

Division of Corporation Finance

September 4, 2025

7.	We note your disclosure on page 10 that your sponsor may surrender or forfeit, transfer or exchange the founder shares, private placement units or any of your other securities for any reason. Please add risk factor disclosure regarding the risks that may arise from your sponsor having the ability to remove itself as your sponsor before identifying a business combination.

Response: The Company has added a risk factor on page 54 of the Registration Statement in response to the Staff’s comment.

Conflicts of Interest, page 26

8.	We note your disclosure on page 10 that you are not prohibited from pursuing a business combination with a company that is affiliated with your sponsor, officers or directors, or completing the business combination through a joint venture or other form of shared ownership with your sponsor, officers or directors. Please revise to clarify whether you will obtain an opinion from an independent third party as to the fairness of any such transaction.

Response: The Company has revised the disclosure on pages 29, 86 and 108 of the Registration Statement in response to the Staff’s comment.

Summary Financial Data, page 33

9.	Your disclosure in note (2) indicates that the As Adjusted total assets calculation includes proceeds from the sale of the private placement units. However, it is not clear that the amount shown of $100,986,575 includes the $3,500,000 from the sale of the private placement units. Please advise or revise as necessary.

Response: In response to the Staff’s comment, the company has removed the reference to proceeds from the sale of private placement units on page 33 of the Registration Statement.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Energy & Transportation

Division of Corporation Finance

September 4, 2025

Risk Factors

If our business combination involves a company organized under the laws of a state of the United States, it is possible a 1%..., page 37

10.	You state that the imposition of an excise tax resulting from redemptions could reduce the cash contribution to the target business in connection with your business combination. We also note that you may release funds from the trust account to pay taxes prior to the business combination. Please revise your disclosures as appropriate to clarify whether any excise tax will be paid from funds in the trust account.

Response: The Company has revised the disclosure on page 38 of the Registration Statement in response to the Staff’s comment.

We may not be able to complete a business combination with a U.S. target company since such business combination..., page 57

11.	We note your risk factor disclosure that your business combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.

Response: The Company has revised the disclosure on page 57 of the Registration Statement in response to the Staff’s comment.

Dilution, page 71

12.	We note your disclosure in the third paragraph that one of the assumptions in the dilution calculations assumes “(iv) the issuance of 1/10th of a share for each right outstanding, as such issuance will occur upon a business combination without the payment of additional consideration.” However, it is not clear that you have included these shares in the denominator of your Dilution calculations. Please advise or revise as necessary.

Response: The Company has revised the disclosure on page 71 of the Registration Statement in response to the Staff’s comment.

Conflicts of Interest, page 106

13.	We note your disclosure that your chairman and chief executive officer, Mr. Charlier, has fiduciary and contractual obligations to Tavia Acquisition Corp. Please revise to clarify such obligations that may present a material conflict of interest. In addition, please briefly describe Mr. Charlier's fiduciary duties to La Française de l’Energie and Pure Grass Films. We note your related disclosure on page 100. Refer to Item 1603(c) of Regulation S-K.

Response: The Company has revised the disclosure on page 106 of the Registration Statement in response to the Staff’s comment.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Energy & Transportation

Division of Corporation Finance

September 4, 2025

Principal Shareholders, page 109

14.	Please disclose the natural person(s) with voting or investment control of the shares owned by EBC Holdings, Inc. Refer to Item 403 of Regulation S-K.

Response: The Company has revised the disclosure on page 109 of the Registration Statement in response to the Staff’s comment.

Exhibits

15.	We note your disclosure that your sponsor and EBC Holdings have loaned you an aggregate of $150,000 on a non-interest bearing basis under an unsecured promissory note. Please file the promissory note as an exhibit or tell us why it is not required to be filed. Refer to Item 601 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has added the form of unsecured promissory note as an exhibit to the Registration Statement.

General

If we are deemed to be an investment company under the Investment Company Act..., page 54

16.	We note that you have identified an agent for service located outside of the United States. Please revise to provide the name, address and telephone number of your agent for service in the United States.

Response: The Company has revised the Registration Statement to add information regarding the Company’s agent for service in the United States.

17.	Please ensure that your authorized representative in the United States signs the registration statement. Refer to Instruction 1 to the Signatures section of Form S-1.

Response: The Company acknowledges the Staff’s comment and confirms that its authorized representative in the United States has signed the Registration Statement.

* * *

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Energy & Transportation

Division of Corporation Finance

September 4, 2025

Sincerely,

GREENBERG TRAURIG, LLP

/s/ Jason Simon
Jason Simon

cc:	Christophe Charlier – Chairman and Chief Executive Officer

Greenberg Traurig, LLP
www.gtlaw.com